UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

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Commission File Number: 001-33765

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AIRNET TECHNOLOGY INC.

15/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-k was submitted in connection with the resignation of Mr. Conor Chiahung Yang as an independent director of Airnet Technology Inc. (the “Company”) , effective from October 23, 2019, due to his personal reasons.  The Company is grateful for Mr. Yang’s valuable contribution to the Company during his tenure with the Company. Mr. Yang will serve as consultant to the Company until October 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: October 24, 2019